SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

HERBALIFE NUTRITION LTD.

(Name of Subject Company (Issuer))

Herbalife Nutrition Ltd.

(Name of Filing Persons (Offeror))

Common Shares, par value $0.0005 per share

(Title of Class of Securities)

G4412G101

(CUSIP Number of Class of Securities)

Henry C. Wang

General Counsel and Corporate Secretary

Herbalife Nutrition Ltd.

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

(213) 745-0500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan K. Layne

James J. Moloney

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, CA 90067

(310) 552-8500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$750,000,000	$97,350***

*

Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of common shares, par value $0.0005 per share, of the Issuer for a maximum aggregate tender offer price of $750 million.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) and Rule 1-11(d) of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2020 equals $129.80 per $1,000,000 of the aggregate value of the transaction.

***	Amount Previously Paid: $97,350.00 Form or Registration No.: Schedule TO-I Date Filed: July 13, 2020

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Amendment”) filed by Herbalife Nutrition Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”), amends and supplements the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 13, 2020 (collectively, with any amendments and supplements hereto, this “Schedule TO”). This Schedule TO relates to the offer by the Company to purchase common shares, par value $0.0005 per share in the capital, of the Company (the “common shares”), for an aggregate cash purchase price of up to $750 million and at a price per share not greater than $50.00 nor less than $44.75 per share, net to the seller in cash, less any applicable tax withholding and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 through 11.

On August 6, 2020, the Company filed its quarterly report on Form 10-Q for the quarter ending June 30, 2020. The aggregate tender offer consideration of $750 million remains the same. The Expiration Time of the Offer remains the same and is currently scheduled for 5:00 P.M., New York City time, Tuesday, August 11, 2020, unless the tender offer is extended.

The table under the heading “Incorporation by Reference” in Section 10—“Information About the Company” of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

SEC Filing	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year Ended December 31, 2020, filed February 28, 2020

Definitive Proxy Statement	Filed March 17, 2020

Quarterly Report on Form 10-Q	Quarter Ended March 31, 2020, filed May 7, 2020; Quarter Ended June 30, 2020, filed August 6, 2020

Current Reports on Form 8-K

Filed: February 18, 2020 (only with respect to Item 5.02 and

Item 8.01 therein); March 19, 2020; May 1, 2020; May 19, 2020; May 21, 2020; May 29, 2020; July 13, 2020 (only with respect to Item 8.01 therein)

EXHIBIT INDEX

Exhibit		Description
(a)(1)(A)	#	Offer to Purchase, dated July 13, 2020.

(a)(1)(B)	#	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	#	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	#	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	#	Press release issued by the Company, dated July 13, 2020.

(a)(1)(F)	#	Notice to Participants in the Company’s Employee Stock Purchase Plan.

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*	Filed herewith
#	Previously filed on July 13, 2020 as an Exhibit to the Company’s Tender Offer Statement on Schedule TO and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERBALIFE NUTRITION LTD.

By:	/s/ Bosco Chiu
Name: Bosco Chiu
Title: Executive Vice President & Chief Financial Officer

Dated: August 6, 2020